APPENDIX C

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of October, 2010.

AMONG:

BAYTEX ENERGY TRUST, an open-ended unincorporated investment trust formed under the laws of the Province of Alberta (the "Trust")

- and -

BAYTEX ENERGY LTD., a body corporate amalgamated under the laws of the Province of Alberta ("Baytex")

- and -

BAYTEX EXCHANGECO LTD., a body corporate incorporated under the laws of the Province of Alberta ("Baytex ExchangeCo")

- and -

BAYTEX ENERGY CORP., a body corporate incorporated under the laws of the Province of Alberta ("New Baytex")

WHEREAS:

(a)	the parties hereto wish to propose an arrangement with the holders of trust units of the Trust;

(b)	the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the ABCA; and

(c)	the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b)
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this arrangement agreement (including the exhibits hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(c)	"Arrangement" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

(d)	"Arrangement Resolution" means the special resolution in respect of the Arrangement to be voted on by the Unitholders at the Meeting;

(e)
"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(f)	"Baytex" means Baytex Energy Ltd., a corporation amalgamated under the ABCA;

(g)	"Baytex ExchangeCo" means Baytex ExchangeCo Ltd., a corporation incorporated under the ABCA, and a wholly-owned subsidiary of the Trust;

(h)	"Baytex Parties" means, together, the Trust, Baytex, New Baytex and Baytex ExchangeCo;

(i)	"Board of Directors" means the board of directors of Baytex;

(j)	"Business Day" means a day, other than a Saturday, Sunday or statutory holiday when banks are generally open in the City of Calgary, Alberta, for the transaction of banking business;

(k)	"Court" means the Court of Queen's Bench of Alberta;

(l)	"Effective Date" means the date the Arrangement becomes effective under the ABCA;

(m)	"Effective Time" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n)
"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o)
"Governmental Entity" means any: (i) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(p)	"Information Circular" means the information circular and proxy statement to be prepared by the Trust as part of the proxy solicitation materials in respect of the Meeting;

(q)
"Interim Order" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(r)	"Meeting" means the special meeting of Unitholders to be held to consider the Arrangement Resolution and certain other matters, and any adjournment(s) thereof;

(s)	"New Baytex" means Baytex Energy Corp., a corporation incorporated under the ABCA and a wholly-owned subsidiary of Baytex;

(t)	" New Baytex Shares" means the common shares in the capital of New Baytex;

(u)	"NYSE" means the New York Stock Exchange;

(v)
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

(w)	"Plan of Arrangement" means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof;

(x)	"Registrar" means the Registrar of Corporations for the Province of Alberta duly appointed under Section 263 of the ABCA;

(y)
"subsidiary" means, with respect to any person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(z)	"Trust" means Baytex Energy Trust, a trust established under the laws of the Province of Alberta and governed by the Trust Indenture;

(aa)	"Trust Indenture" the third amended and restated trust indenture between the Trustee and Baytex made as of May 20, 2008;

(bb)	"Trustee" means the trustee of the Trust, presently Valiant Trust Company;

(cc)	"TSX" means the Toronto Stock Exchange;

(dd)	"Unitholders" means the holders from time to time of the Units; and

(ee)	"Units" means the trust units of the Trust.

1.2 Currency

All sums of money, which are referred to in this Agreement, are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.8 Exhibits

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, the Baytex Parties shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a)
forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

(b)
subject to obtaining all necessary approvals of the Unitholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order;

(c)
structure the Arrangement such that the issuance of the New Baytex Shares to Unitholders under the Arrangement qualifies for the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act of 1933, as amended; and

(d)
subject to fulfillment of the conditions set forth herein, deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order and at the times set out therein without any act or formality.

2.2 Baytex Energy Corp.

Baytex has caused New Baytex to be incorporated under the ABCA.  Prior to the Effective Time, New Baytex shall not: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement.

2.3 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3

COVENANTS

3.1 Covenants of the Baytex Parties

Each of the parties covenants and agrees that it will:

(a)	take all reasonable action necessary and cooperate with the other Baytex Parties to give effect to the transactions contemplated by this Agreement and the Plan of Arrangement;

(b)
use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c)
solicit or cause to be solicited proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order and applicable corporate and securities laws, and file and distribute the same to Unitholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d)	convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law and the Trust Indenture;

(e)	use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f)	subject to the approval of the Arrangement Resolution by the Unitholders, as required by the Interim Order, submit the Arrangement to the Court and apply for the Final Order;

(g)	carry out the terms of the Final Order to the extent applicable to it;

(h)
upon issuance of the Final Order and subject to the conditions precedent in Article 4,  proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i)
not, except in the ordinary course of business, as previously publicly announced prior to the date hereof or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other person or perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j)
until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement in a manner which might interfere with or be inconsistent with the transactions contemplated by this Agreement;

(k)	take all actions and enter into all such agreements as are necessary to complete and give effect to the transactions contemplated by this Agreement and the Arrangement;

(l)
reserve and authorize for issuance the securities issuable by it, if any, as contemplated in the Plan of Arrangement and cause to be reserved and authorized for issuance the securities issuable by each of the Baytex Parties within its control, if any, as contemplated in the Plan of Arrangement and in respect of any share-based compensation arrangements of such Baytex Entity following the Effective Time; and

(m)	prior to the Effective Date, make application to list the New Baytex Shares to be issued or made issuable pursuant to the Arrangement on the TSX and the NYSE.

3.2Amendments to the Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the Trust Indenture, if necessary, shall be amended in a manner satisfactory to the Baytex Parties, acting reasonably, as necessary to facilitate the Arrangement.

ARTICLE 4

CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of the Baytex Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date or such other time specified, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)
the Interim Order shall have been granted in form and substance satisfactory to the Baytex Parties, acting reasonably, not later than October 29, 2010 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b)
the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Unitholders at the Meeting in accordance with the Trust Indenture, the Interim Order and any applicable regulatory requirements;

(c)
the Final Order shall have been granted in form and substance satisfactory to the Baytex Parties, acting reasonably, not later than December 31, 2010 or such later date as the parties hereto may agree;

(d)
the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Baytex Parties, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e)
no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f)	all necessary material third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated hereby shall have been completed or obtained;

(g)
the TSX shall have conditionally approved the listing of the New Baytex Shares to be issued or made issuable pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(h)	the NYSE shall have approved the listing of the New Baytex Shares to be issued or issuable pursuant to the Arrangement; and

(i)
each of the covenants, acts and undertakings of each of the Baytex Parties to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall be duly performed or complied with.

4.2 Notice and Effect of Failure to Comply with Conditions

(a)
Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided, however, that no such notification will affect the conditions to the obligations of the parties hereunder.

(b)
If any of the conditions precedent set forth in Section 4.1 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

4.3 Satisfaction of Conditions

The conditions set out in this Article 4 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 5

NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally or delivered by facsimile or electronic transmission.

ARTICLE 6

AMENDMENT AND TERMINATION

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective unitholders or shareholders; provided that any such amendment that changes the consideration to be received by the Unitholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a)	the mutual agreement of the parties;

(b)	the Arrangement shall not have become effective on or before December 31, 2010 or such later date as may be agreed to by the parties hereto; and

(c)	termination of this Agreement under Article 4 hereof.

ARTICLE 7

GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Exclusivity

None of the covenants of the Trust or Baytex contained herein shall prevent the Board of Directors from responding as required by law to any submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Unitholders with respect thereto which in the judgment of the Board of Directors, acting upon the advice of outside counsel, is required under applicable law.

7.4 Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

7.5 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)
the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

7.7 Time of Essence

Time shall be of the essence.

7.8 Liability of the Trust

The parties hereto acknowledge that, except to the extent that Baytex is entering into this Agreement in its own right, it is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Units and that any recourse against the Trust, the Trustee, or any holder of Units in any manner in respect of any in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund (as defined in the Trust Indenture, as amended from time to time).

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Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

BAYTEX ENERGY TRUST, by its administrator, Baytex Energy Ltd.
Per:	(signed) "Anthony W. Marino"
Anthony W. Marino President and Chief Executive Officer

Per:	(signed) "W. Derek Aylesworth"
W. Derek Aylesworth Chief Financial Officer

BAYTEX ENERGY LTD.
Per:	(signed) "Anthony W. Marino"
Anthony W. Marino President and Chief Executive Officer

Per:	(signed) "W. Derek Aylesworth"
W. Derek Aylesworth Chief Financial Officer
BAYTEX ENERGY CORP.

Per:	(signed) "Anthony W. Marino"
Anthony W. Marino President and Chief Executive Officer

Per:	(signed) "W. Derek Aylesworth"
W. Derek Aylesworth Chief Financial Officer
BAYTEX EXCHANGECO LTD.

Per:	(signed) "Anthony W. Marino"
Anthony W. Marino President and Chief Executive Officer

Per:	(signed) "W. Derek Aylesworth"
W. Derek Aylesworth Chief Financial Officer